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SEC[illegible]SION
18001701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 28 2018

SEC File Number
8-33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/17 and ending 12/31/17

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Bolton Global Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
579 Main Street
(No. and Street)

Bolton (City) MA (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Eugene Hayes (978) 779-5361
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DB

yw

OATH OR AFFIRMATION

I, **Eugene Hayes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Eugene F Hayes
Signature

Chief Financial Officer
Title

Dawn M. Georgeson
Notary Public

DAWN M GEORGESON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 10, 2023

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Global Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bolton Global Capital, Inc., (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bolton Global Capital, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bolton Global Capital, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2018

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 7,072,139
Receivable from clearing broker	281,358
Receivable from related party	147
Receivable from others	200,256
Notes receivable	5,611
Deferred charges	259,425
Total Current Assets	$ 7,818,936
NON-CURRENT ASSETS:	
Fixed assets (net of accumulated depreciation of $508,189)	150,131
Cash - clearing deposit	115,072
Deposits	131,186
Total Non-current Assets	$ 396,389
TOTAL ASSETS	$ 8,215,325

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 354,835
Accounts payable - related party	1,027,874
Commissions payable - registered representatives	2,199,874
Deferred revenue	444,194
Commissions payable - related party	5,040
Total Current Liabilities	$ 4,031,817
NON-CURRENT LIABILITIES:	
Deferred revenue	$ 191,650
Total Liabilities	$ 4,223,467
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 1,250 shares; issued and outstanding 796 shares	$ 4,820
Retained earnings	3,987,038
Total Stockholder's Equity	$ 3,991,858
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,215,325

The accompanying notes are an integral part of this financial statement.

BOLTON GLOBAL CAPITAL, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Bolton Global Capital, Inc. (the Company) is located in Bolton, Massachusetts. The Company is a full service registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a network of independent financial advisors across the United States of America. The Company offers services in stocks, bonds, options, mutual funds, variable annuities, and other securities to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Recognition of Revenue - Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2017.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of equipment and leasehold improvements is computed using the straight line method over the estimated useful life of the asset, three years, or the term of the lease for leasehold improvements.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company's net capital and required net capital were $3,158,582 and $281,565, respectively. The ratio of aggregate indebtedness to net capital was 134%.

NOTE 3 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual stockholder's of the Company. However, state corporate income taxes are required of Massachusetts due to the Company filing a unitary tax return. The provision for income tax consists of these unitary corporate income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 4 - RELATED PARTIES

The Company pays monthly management fees to Bolton Capital Group, Inc. (BCG), a related corporation wholly-owned by the sole stockholder of the Company, under a management contract. The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by BCG, in connection with the Company's broker-dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000. During 2017, supervisory and overhead costs incurred under this arrangement totaled approximately $6,193,000, of which $1,027,874 was payable at December 31, 2017.

The Company incurred approximately $132,000 in commission expenses during 2017 to its sole stockholder, of which $5,040 was payable at December 31, 2017.

The Company currently leases office space used as its main headquarters, and certain other property, located in Bolton, MA, as a tenant-at-will from an entity in which its sole shareholder has a beneficial interest. BCG rents this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

The Company has a related foreign entity located in the Cayman Islands. The Company paid this entity approximately $199,000 in commission expense for the year ended December 31, 2017. This foreign entity was closed on December 29, 2017.

NOTE 5 – LEASE COMMITMENTS

The Company has an agreement to lease office space in Miami, Florida, used by certain affiliated independent registered representatives. The lease expires on various dates through December 2021. The lease calls for annual rent increases of 3%. Rent expense for this lease for the year ended December 31, 2017 was $638,871.

The Company is obligated under a software licensing agreement which expires in October 2022 if it does not achieve certain performance levels. The future minimum payments will total $365,000.

NOTE 5 – LEASE COMMITMENTS – *(Continued)*

In December 2017, the Company entered into a three year software licensing agreement. The agreement expires December 2020 and carries an annual fee of $80,000.

Minimum future lease payments required under the lease agreements in effect at December 31, 2017 are as follows:

Year Ending December 31,	
2018	$ 928,895
2019	981,633
2020	749,588
2021	320,380
2022	83,333
Total	$3,063,829

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has agreements with a broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customers' accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS – *(Continued)*

The Company is required to maintain a $100,000 deposit in another firm account with the Clearing broker/dealer. This amount is included in cash-clearing deposit, on the statement of financial condition. Termination fees will be imposed if the Company terminates without cause or under other circumstances in the first five years of the agreement.

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $125,000,000 at December 31, 2017.

NOTE 7 – BUSINESS CONCENTRATIONS

The Company had approximately 100 registered investment advisor affiliations during 2017. Two of those advisors were responsible for approximately 23% of the Company's revenue volume during the year ending December 31, 2017.

NOTE 8 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2017 consists of:

Office equipment	$ 561,360
Leasehold improvements	96,960
Total	658,320
Less: accumulated depreciation	508,189
Net	$ 150,131

NOTE 9 – CONTINGENCIES

During 2017, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.